SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                               Ryanair Statement

Ryanair this morning (Wednesday, 18th January 2006) confirmed that its schedule of flights was operating normally, on-time and with no cancellations. Ryanair criticised a false rumour which emanated from one of the London investment banks shortly after 7.30am, which suggested that Ryanair's flight schedule was subject to widespread cancellation. This rumour was untrue and could have been verified by that bank, had they made any attempt to contact the airline directly, or had they checked Ryanair's flight information page on www.ryanair.com, which confirmed that all Ryanair's early morning departures from London Luton and Stansted airport had departed as normal and on-time.

Ryanair regrets that such a false and inaccurate rumour would emanate from a respected London investment bank without any attempt made to verify the facts either directly with the company or on Ryanair's website.

ENDS.                                           Wednesday, 18th January 2006

For reference:

Peter Sherrard    - Ryanair                     Tel: +353-1-8121228

Pauline McAlester - Murray Consultants          Tel: +353-1-4980300

END
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 January, 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director